Exhibit 99.5

Satyam Computer Services Limited

Description of Business

Satyam Computer Services Limited and its consolidated subsidiaries, Joint Ventures and Associates (hereinafter referred to as “Satyam”) are engaged in providing information technology services, Internet services, developing software products and business process outsourcing.

Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Germany, Singapore, Malaysia, Australia, Japan and Dubai. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Sify Ltd (hereinafter referred to as “Sify”), former subsidiary of Satyam Computer Services, is engaged in providing various services, such as Corporate Network and Technology Services, E-Business Services, Internet Access Services, Online Portal and Content Offerings.

Vision Compass Inc., (hereinafter referred to as “VC”), a wholly owned subsidiary of Satyam Computer Services, is engaged in the development and marketing of computer software for tracking, measuring, collaborating around and gaining intelligence from key business performance indicators.

Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

Statement on Significant Accounting Policies

a)	Basis of Consolidation

The Consolidated Financial Statements include the accounts of Satyam Computer Services and its subsidiary undertakings. Subsidiary undertakings are those companies in which Satyam Computer Services, directly or indirectly, has an interest of more than one half of the voting power or otherwise has power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.

All inter company transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated. Consistency in adoption of accounting polices among all group companies is ensured to the extent practicable. Separate disclosure is made of minority interest.

Investments in Business entities over which the company exercises joint control are accounted for using the proportionate consolidation except where the control is considered to be temporary. Investment in associates are accounted for using the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the dilution of interest are recorded as Capital Reserve/Goodwill. Gain or losses arising on the direct sales by Satyam of its investment in its

Satyam Computer Services Limited

subsidiaries or associated companies to third parties are transferred to Profit and Loss Account. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

Minority Interest in subsidiaries represents the minority shareholders proportionate share of net assets and the net income of Satyam’s majority owned subsidiaries.

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

i) IT Services

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed. Satyam Computer Services also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

Unearned revenue is calculated on the basis of the unutilized period of time at the Balance Sheet and represents revenue which is expected to be earned in future periods in respect of internet, e-mail services, electronic data interchange and web hosting services.

ii) Business Process Outsourcing

Revenue from per engagement services is recognized based on the number of engagements performed. Revenues from per time period services are recognized based on the time incurred in providing services at contracted rates. Revenue from per incident services is based on the performance of specific criteria at contracted rates.

d)	Foreign Currency Transactions/Translations

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rates of exchange at the balance sheet date and resultant gain or loss is recognised in the profit and loss account. In case of forward contracts, the difference between the forward rate and the exchange rate at the inception of a forward exchange contract is recognised as income or expense over the life of the contract.

Foreign Branches:

All revenue and expense transactions during the year are reported at average rate. Monetary assets and liabilities are translated at the rate prevailing on the balance sheet date whereas non-monetary assets and liabilities are translated at the rate prevailing on the date of the transaction.

For the purpose of consolidation, Satyam adopts International Accounting Standard (IAS) 21 – “the effects of changes in Foreign exchange rates” for the translation of balances of non-Indian subsidiaries.

Satyam Computer Services Limited

Assets and Liabilities of non-Indian subsidiaries are translated at the year end exchange rate, fixed assets at the historical rates, Income and expenditure are translated at the average rate during the period. The resultant translation adjustment is reflected as a separate component of shareholders’ funds as a ‘Currency Translation Reserve’.

e)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs. 5,000 are entirely depreciated in the year of acquisition.

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or estimated useful lives

Depreciation on assets acquired under a finance lease is provided using the straight-line method over the shorter of the lease term or the useful life of the asset.

Assets under installation or under construction as at the Balance sheet date are shown as capital work in progress. Advances paid towards acquisition of assets are also included under capital work in progress.

f)	Goodwill and Other Intangible Assets

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

g)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or fair value. Any reduction in carrying amount and any reversals of such

Satyam Computer Services Limited

reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of hardware and software purchased for the purpose of resale is determined using the first-in-first-out method. Inventory of compact discs used for internet service activities is stated at the weighted average cost.

i)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. Satyam Computer Services also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by independent actuary as at the balance sheet date.

Sify provides for gratuity, a defined benefit retirement Plan (the Gratuity Plan) encompassing all employees. The Gratuity Plan commenced on April 1, 1997. The Plan provides a lump sum payment to vested employees at retirement or termination of employment in an amount based on the respective employee’s salary and the years of employment with Sify. Sify contributes each year to a Gratuity Fund administered by the Life Insurance Corporation of India.

No additional contributions are required to be made by Sify in excess of the unpaid contributions to the plan. Provision for leave encashment is made by Sify based on the unavailed leave to the credit of employees in accordance with the service rules of Sify computed on the basis of the basic salary drawn by the employee.

j)	Taxes on Income

Tax expense for a year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

k)	Earnings Per Share

The earnings considered in ascertaining Satyam’s EPS comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as at the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

l)	Associate Stock Option Scheme

Stock options granted to the employees under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss

Satyam Computer Services Limited

account on straight-line method over the vesting period of the options. The un-amortized portion of the cost is shown under Reserves and Surplus.

m)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year it is incurred. Assets used for research and development activities are included in fixed assets.

n)	Miscellaneous Expenditure

Miscellaneous expenditure is charged to profit and loss account in the year it is incurred irrespective of its enduring benefit available in future.

Satyam Computer Services Limited
Consolidated Balance Sheet as at December 31, 2003

				Rs. in lakhs

					As at	As at
				Schedule	31.12.2003	31.12.2002	As at
				Reference	(Unaudited)	(Unaudited)	31.03.2003

I.	Sources of Funds:
	1.	Shareholders’ Funds
		(a)	Share Capital	1	10,884.87	6,290.84	6,290.86
		(b)	Share application money, pending allotment		104.75	—	—
		(c)	Reserves and Surplus	2	250,243.60	213,207.15	213,534.45

					261,233.22	219,497.99	219,825.31
	2.	Minority Interest		3	—	84.00	—
	3.	Loan Funds
		(a)	Secured Loans	4	830.10	890.75	752.80
		(b)	Unsecured Loans		—	—	1,188.50

					262,063.32	220,472.74	221,766.61

II.	Application of Funds:
	1.	Fixed Assets		5
		(a)	Gross Block		84,547.16	78,032.84	80,601.44
		(b)	Less: Depreciation		57,465.69	47,292.48	49,434.80

		(c)	Net Block		27,081.47	30,740.36	31,166.64
		(d)	Capital Work in Progress		3,630.95	3,666.99	2,867.11

					30,712.42	34,407.35	34,033.75
	2.	Investments		6	9,061.69	12,761.54	10,638.64
	3.	Deferred Tax Assets (net)		7	618.13	153.72	344.60
	4.	Current Assets, Loans and Advances
		(a)	Inventories	8	66.27	129.48	111.12
		(b)	Sundry Debtors	9	55,724.56	46,962.65	49,151.64
		(c)	Cash and Bank Balances	10	177,327.21	142,473.75	153,486.39
		(d)	Loans and Advances	11	7,320.38	10,535.93	6,219.80
		(e)	Other Current Assets
			- Interest Accrued on Fixed Deposits		7,287.79	450.65	1,852.64

					247,726.21	200,552.46	210,821.59
		Less: Current Liabilities and Provisions
		(a)	Liabilities	12	19,572.61	20,713.59	17,221.80
		(b)	Provisions	13	6,482.52	6,688.74	16,850.17

					26,055.13	27,402.33	34,071.97

	Net Current Assets				221,671.08	173,150.13	176,749.62

					262,063.32	220,472.74	221,766.61

Notes to Accounts				19

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

V. Srinivas Director & Sr. Vice President-Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place : Secunderabad Date : January 22, 2004

Satyam Computer Services Limited
Consolidated Profit and Loss Account for the Quarter and Nine Months ended December 31, 2003

		Rs. in lakhs

					Nine months	Nine months
			Quarter ended	Quarter Ended	Ended	Ended	Year Ended
		Sch.	31.12.2003	31.12.2002	31.12.2003	31.12.2002	31.03.2003
		Ref	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

	Income
	Services
	- Exports		65,151.06	57,588.10	179,055.22	164,864.78	219,917.23
	- Domestic		1,612.37	528.93	4,647.67	1,859.85	2,278.58
	Other Income	14	2,857.67	350.94	7,078.79	2,494.39	3,958.15

			69,621.10	58,467.97	190,781.68	169,219.02	226,153.96

	Expenditure
	Personnel Expenses	15	35,931.95	26,841.84	94,739.27	79,588.45	107,033.45
	Cost of Software and Hardware sold	16	31.20	362.11	67.80	1,572.77	1,639.68
	Operating and Administration Expenses	17	13,897.61	16,577.46	39,777.57	45,433.20	57,591.66
	Financial Expenses	18	28.04	57.23	81.91	160.45	184.05
	Depreciation and Amortization		2,980.51	4,220.04	8,855.96	14,722.66	17,969.41
	Provision for decrease in value of Investments		—	—	—	3,361.13	3,361.13
	Miscellaneous Expenditure Written Off		261.81	57.27	287.12	278.56	318.07

			53,131.12	48,115.95	143,809.63	145,117.22	188,097.45

	Profit Before Taxation, Non-recurring/Extraordinary Items and Minority Interest		16,489.98	10,352.02	46,972.05	24,101.80	38,056.51
Provision for Taxation	- Current		2,700.00	1,319.45	8,069.22	3,669.45	6,580.88
	- Deferred		91.93	(190.32)	(273.52)	(219.98)	(410.87)
	- Earlier years		0.55	6.22	0.55	6.22	6.22

	Profit After Taxation and Before Non-recurring/Extraordinary Items and Minority Interest		13,697.50	9,216.67	39,175.80	20,646.11	31,880.28
	Provision for diminution in value of investments/advances and debtors		—	—	—	75.18	2,608.70

	Profit After Taxation, Non-recurring/Extraordinary Items and Before Minority Interest		13,697.50	9,216.67	39,175.80	20,570.93	29,271.58
	Share of loss in associate companies		349.08	270.90	1,268.48	270.90	892.17
	Minority Interest		—	(982.04)	—	(6,332.91)	(6,325.40)

	Profit After Taxation, Non-recurring/Extraordinary Items and Minority Interest		13,348.42	9,927.81	37,907.32	26,632.94	34,704.81
	Add: Balance brought forward from previous period		68,927.94	41,939.33	48,632.45	27,750.52	27,750.52

	Profit Available for Appropriation		82,276.36	51,867.14	86,539.77	54,383.46	62,455.33
	Appropriations:
	Interim Dividend @ Rs.1.20 per Equity Share of Rs.2 each (December 2002 - Rs.0.80 per Equity Share)		—	—	3,779.20	2,516.32	2,516.32
	Final Dividend @ Rs.2.20 per Equity Share of Rs.2 each		—	—	—	—	6,919.94
	Tax on distributed profits		—	—	484.21	—	886.62
	Transfer to General Reserve		—	—	—	—	3,500.00

	Balance carried to Balance Sheet		82,276.36	51,867.14	82,276.36	51,867.14	48,632.45

	Earnings Per Share before Non-recurring/Extraordinary items (Rs. per equity share of Rs.2 each)
	Basic		4.24	3.16	12.04	8.49	11.86
	Diluted		4.20	3.15	11.93	8.47	11.83
	Earnings Per Share after Non-recurring/Extraordinary items (Rs. per equity share of Rs.2 each)
	Basic		4.24	3.16	12.04	8.47	11.03
	Diluted		4.20	3.15	11.93	8.45	11.00
	No. of Shares used in computing Earnings Per Share
	Basic		315,110,135	314,541,457	314,732,714	314,540,598	314,541,056
	Diluted		318,183,807	315,291,457	317,708,799	315,285,571	315,389,885
	Notes to Accounts	19

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

V. Srinivas Director & Sr. Vice President - Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place : Secunderabad Date : January 22, 2004

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

		Rs. in lakhs

		As at	As at
		31.12.2003	31.12.2002	As at
		(Unaudited)	(Unaudited)	31.03.2003

1.	Share Capital
	Authorised:
	37,50,00,000 Equity Shares of Rs. 2 each	7,500.00	7,500.00	7,500.00
	100,000,000, 0.05% Cumulative Redeemable Convertible Preference Shares of Rs. 10 each	10,000.00	—	—

	Issued and Subscribed:
	315,892,847 (December 02 - 314,542,000; March 03 - 314,542,800) Equity Shares of Rs. 2 each fully paid-up	6,317.86	6,290.84	6,290.86
	45,669,999 (December - 02 - Nil, Mar - 03 - Nil) 0.05% Cumulative Redeemable Convertible Preference Shares of Rs. 10 each fully paid-up (Redeemable at a premium of (7.5% - 13.5%) by the end of June 30, 2007)	4,567.01	—	—

		10,884.87	6,290.84	6,290.86

	Out of the above:
	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited
	140,595,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company
	33,557,120 (December 02 - 33,350,000; March 03 - 33,350,000) Equity Shares of Rs. 2 each fully paid-up represent 16,778,560 American Depository Shares

1,352,847 (December 02 - 2000; March 03 - 2,800) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan — B and Associate Stock Option Plan (ADS)

2.	Reserves and Surplus
	Share Premium Account
	As at the commencement of the year	78,711.37	78,706.43	78,706.44
	Add: Received on account of issue of ADS/ASOP	2,950.67	3.41	4.94

		81,662.04	78,709.84	78,711.38

	Capital Reserve
	As at the commencement of the year	71,890.49	72,666.91	72,666.90
	Add: Gain on dilution in share holding of associate company	(23.89)		—
	Less: Pursuant to change in ownership interest in Subsidiary	—	(776.41)	(776.41)

		71,866.60	71,890.50	71,890.49

	General Reserve
	As at the commencement of the year	14,804.88	11,390.92	11,390.92
	Add: Transfer from the Profit and Loss Account	—	—	3,500.00

		14,804.88	11,390.92	14,890.92

	Less: Accumulated share of loss in Joint Ventures	—	(86.04)	(86.04)

		14,804.88	11,304.88	14,804.88

	Currency Translation Reserve	(456.23)	(636.83)	(585.28)
	Employee Stock Options
	Employee Stock Options Outstanding	93.58	93.03	94.02
	Less: Deferred Employee Compensation	3.63	21.41	13.49

		89.95	71.62	80.53

	Balance in Profit and Loss Account	82,276.36	51,867.14	48,632.45

		250,243.60	213,207.15	213,534.45

3.	Minority Interest
	As at the commencement of the year	—	(52,871.32)	17,817.48
	Less: Share of loss for the period	—	52,955.32	(6,325.40)
	Less: Pursuant to change in ownership interest in subsidiary	—	—	(11,492.08)

		—	84.00	—

4.	Secured Loans
	Working Capital Loans	122.73	169.66	—
	Vehicle Loans	707.37	721.09	752.80

		830.10	890.75	752.80

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

5.   Fixed Assets

		Rs. in Lakhs

		GROSS BLOCK				DEPRECIATION				NET BLOCK

			Additions	Deletions				Deletions
		Cost	during the	during the	Cost	As at	For the	during the	As at	As at	As at
DESCRIPTION		01.04.2003	Period	Period	31.12.2003	01.04.2003	Period	Period	31.12.2003	31.12.2003	31.03.2003

1.	Goodwill	1,572.45	—	—	1,572.45	—	—	—	—	1,572.45	1,572.45
2.	Land & Land Development
	- Freehold	1,813.90	—	—	1,813.90	—	—	—	—	1,813.90	1,813.90
	- Leasehold	813.30	—	—	813.30	1.17	0.31	—	1.48	811.82	812.13
3.	Buildings*	4,179.27	109.52	—	4,288.79	704.92	113.31	—	818.23	3,470.56	3,474.35
4.	Plant and Machinery	56,970.18	4,029.09	800.67	60,198.60	38,753.21	6,940.18	598.29	45,095.10	15,103.50	18,216.97
	(Including Computers)
5.	Office Equipment	1,149.04	108.15	15.45	1,241.74	750.67	113.14	12.08	851.73	390.01	398.37
6.	Furniture, Fixtures and Interiors	12,383.73	415.51	9.08	12,790.16	8,596.62	1,427.80	6.62	10,017.80	2,772.36	3,787.11
7.	Vehicles	1,719.57	465.38	356.73	1,828.22	628.21	261.24	208.10	681.35	1,146.87	1,091.36

	Total	80,601.44	5,127.65	1,181.93	84,547.16	49,434.80	8,855.98	825.09	57,465.69	27,081.47	31,166.64

	As at 31.12.2003	162,217.39	3,920.51	31,228.73	78,032.83	50,919.75	14,722.64	18,349.89	47,292.48	30,740.34

*	Includes Rs. 382.73 lakhs ( December 02 – Rs. 382.73 lakhs, March 03 – Rs. 382.73 lakhs) constructed on leasehold land.

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

		Rs. in lakhs

		31.12.2003		31.12.2002		31.03.2003
		(Unaudited)		(Unaudited)		(Audited)

6.	Investments
a)	Long Term
i)	Trade (Unquoted)
	Investment in Associate Companies:
			8,458.64		11,159.92		10,538.64
	Sify Limited
	11,182,600 (December 02 - 12,182,600; March 03 - 12,182,600) Equity Shares of Rs.10 each, fully paid-up (Sold 1,000,000 shares during the period)
	Other Investments
	Jasdic Park Company	75.18		75.18		75.18
	(480 Shares of J Yen 50,000 each, fully paid-up)
	Less: Received on liquidation	26.31		—		—	—
	Less: Provision for diminution	48.87	—	75.18	—	75.18

	Intouch Technologies Limited	1,090.18			1,090.18	1,090.18
	(833,333 Shares of 20 US cents each, fully paid-up)
	Less: Provision for dimunition	1,090.18	—			1,090.18	—

	Medbiquitious Services Inc.,	157.08			157.08	157.08
	(3,34,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up)
	Less : Provision for diminution	157.08	—			157.08	—

	Avante Global LLC.,	254.36			254.36	254.36
	(577,917 class ‘A’ units representing a total value of US Dollars 540,750, fully paid-up
	Less : Provision for dimunition	254.36	—			254.36	—

ii)	Non Trade (Unquoted)
	National Savings Certificates,VIII series (lodged as security with government authorities)		0.06		—		—
b)	Current Investments (Other than trade - Quoted)
	HSBC Cash Fund - Growth
	Nil (December 02 - 1,000,000; March 03 - 1,000,000) units of Rs.10 each (Sold during the period)				100.00		100.00
	Templeton India Floating Rate Fund		401.99				—
	(Subscribed during the period 4,017,385 units of Rs.10 each fully paid-up)
	Templeton India Treasury Management		100.46
	(Subscribed during the period 6,644 units of Rs.10 each fully paid-up)
	DSP Merrill Lynch Liquidity Fund		100.54
	(Subscribed during the period 1,004,086 units of Rs.10 each fully paid-up)

			9,061.69		12,761.54		10,638.64

	Details of Current Investments purchased and sold during the period
	UTI Liquid Cash Plan - Income Option
	(1,000,000 units of Rs.10 each fully paid-up)
	Grindlays Cash Fund
	(946,917 units of Rs.10 each fully paid-up)
	Templeton India Treasury Management
	(6,627 units of Rs.10 each fully paid-up)

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

		Rs. in lakhs

		As at	As at
		31.12.2003	31.12.2002	As at
		(Unaudited)	(Unaudited)	31.03.2003

7.	Deferred Tax Assets/(Liabilities)
	Debtors	661.71	547.94	725.52
	Advances	74.73	75.85	75.85
	Fixed Assets	(827.36)	(895.32)	(949.89)
	Others	709.05	425.25	493.12

		618.13	153.72	344.60

8.	Inventories
	Traded software and hardware	66.27	427.39	111.12
	Less: On account of deemed disposal of subsidiary	—	297.91	—

		66.27	129.48	111.12

9.	Sundry Debtors (Unsecured)
	Considered good *
	(a) Over six months old	1,281.64	2,103.10	1,475.40
	(b) Other debts	54,442.92	44,859.55	47,676.24

		55,724.56	46,962.65	49,151.64
	Considered doubtful	5,363.76	3,943.55	4,385.81

		61,088.32	50,906.20	53,537.45
	Less: Provision for doubtful debts	(5,363.76)	(3,943.55)	(4,385.81)

		55,724.56	46,962.65	49,151.64

	* Debtors include Unbilled Revenue Rs.1890.29 lakhs (December 02 - Rs.1,611.78 lakhs, March 03 - Rs.2,601.23 lakhs )
10.	Cash and Bank Balances *
	Cash and Cheques on hand	15.65	23.31	24.49
	Balances with Scheduled Banks
	- On Current accounts	23,653.68	13,119.22	23,222.31
	- On Deposit accounts	149,377.48	126,100.30	126,523.71
	Unclaimed Dividend Accounts	478.06	407.95	269.31
	Balances with Non-Scheduled Banks on Current Accounts
	ANZ Grindlays Bank, New York	1.41	1.41	1.41
	Banque National De Paris, Taipei	32.70	—	—
	Bank One, Canada	0.51	1.39	1.54
	BankOne, Michigan	4.20	16.15	6.68
	Citibank NA, Atlanta	—	—	—
	Citibank NA, Chicago	3.97	3.41	3.29
	Citibank NA, Dubai	45.47	37.08	43.72
	Citibank NA, Hong Kong	7.92	11.62	11.21
	Citibank NA, Kualalumpur	92.36	24.40	87.92
	Citibank NA, London	352.96	219.36	100.45
	Citibank New Jersey	—	3.12	—
	Citibank NA, New York	28.50	3.61	5.45
	Citibank NA, Seoul	123.07	38.32	4.37
	Citibank NA, Singapore	307.27	253.73	65.61
	Citibank NA, Sydney	896.65	218.27	166.00
	Citibank NA, Toronto	5.53	—	—
	Commerce Bank, New York	183.70	—	—
	Dresdner Bank, Saarbruecken	147.90	15.58	47.67
	First Union Corporation, Atlanta	286.01	0.27	0.19
	First Union Corporation, New Jersey	113.57	163.95	494.66
	Honkong and Shanghai Banking Corporation, London	416.53	129.29	136.89
	Honkong and Shanghai Banking Corporation, Shanghai	31.38	3.75	35.45
	Honkong and Shanghai Banking Corporation, Tokyo	230.87	—	2.91
	KBC Bank N V, Brussels	48.18	—	6.58
	Lloyds TSB, Basingstoke	—	—	215.40
	Mitsui Sumitomo Bank, Tokyo	8.97	200.45	421.50
	Pudong Development Bank, Shanghai	16.78	—	—
	United Bank, Vienna	313.42	101.09	163.51
	United Overseas Bank, Singapore	41.54		45.90
	Balances with Non-Scheduled Banks on Deposit Accounts
	Bank of China, Shangai	0.60	—	—
	Banque National De Paris, Dubai	—	—	1,359.53
	Banque National De Paris, New York	—	1,357.48	—
	Lloyds TSB, Basingstoke	60.37	19.24	18.73

		177,327.21	142,473.75	153,486.39

	* Includes unutilised amount of ADS issue proceeds — Rs.39,280.58 lakhs (December 02 - Rs.43,050.89 lakhs, March 03 - Rs.42,559.23 lakhs)
11.	Loans and Advances @
	(Considered good unless otherwise stated)
	Loans and Advances
	Secured - Loans	41.14	45.57	55.16
	Unsecured - Advances recoverable in cash or in kind or for value to be received	4,641.46	8,310.30	3,971.86
	- Deposits	2,637.78	2,180.06	2,192.78
	Considered doubtful - Advances	1,256.08	681.64	1,252.69

		8,576.46	11,217.57	7,472.49
	Less: Provision for doubtful Advances	(1,256.08)	(681.64)	(1,252.69)

		7,320.38	10,535.93	6,219.80

	@ Includes Rs.36.51 lakhs (December 02 - Rs.68.73 lakhs, March 03 - Rs.63.16 lakhs) due from Key Management Personnel

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

		Rs. in lakhs

		As at	As at
		31.12.2003	31.12.2002	As at
		(Unaudited)	(Unaudited)	31.03.2003

12.	Liabilities
	Sundry Creditors
	- Dues to small scale industrial undertakings	—	—	—
	- Dues to other than small scale industrial undertakings	15,683.18	17,339.55	13,389.22
	Advances from Customers	83.58	1,396.97	627.05
	Unearned Revenue	523.29	—	778.13
	Investor Education Protection Fund - Unclaimed Dividends	478.06	407.95	269.31
	Interest accrued but not due on loans	—	12.02	—
	Other Liabilities	2,804.50	1,557.10	2,158.09

		19,572.61	20,713.59	17,221.80

13.	Provisions
	Provision for Taxation (Less payments)	4,453.81	5,476.84	7,645.75
	Proposed Dividend (Including tax thereon)	—	—	7,806.56
	Provision for Post Project Execution Warranty	47.08	47.08	47.08
	Provision for Gratuity and Leave Encashment	1,981.63	1,164.82	1,350.78

		6,482.52	6,688.74	16,850.17

Satyam Computer Services Limited
Schedules forming part of the Consolidated Profit and Loss Account

		Rs. in lakhs

				Nine months	Nine months
		Quarter ended	Quarter Ended	Ended	Ended	Year Ended
		31.12.2003	31.12.2002	31.12.2003	31.12.2002	31.03.2003
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

14.	Other Income
	Interest on Deposits - Gross	2,434.50	681.75	6,927.99	1,517.65	3,467.17
	{Tax Deducted at Source Rs.497.58 lakhs}
	(December 02 - Rs.114.06 lakhs; March 03 - Rs.519.62 lakhs)
	Profit on sale of current investments - Trade	3.40	—	6.67	—	0.59
	Profit on sale of Long Term Investments	—	—	1,168.19	1,833.55	1,833.55
	Appreciation in value of current investments (net)	—	1.25	—	3.11	3.11
	Gain/(Loss) on exchange fluctuations (net)	401.58	(781.87)	(1,122.05)	(1,817.28)	(2,323.11)
	Provisions no longer required written back	—	—	26.31	—	—
	Miscellaneous Income	18.19	449.82	71.68	957.36	976.84

		2,857.67	350.94	7,078.79	2,494.39	3,958.15

15.	Personnel Expenses
	Salaries and bonus	32,097.66	25,283.57	87,268.14	74,715.09	100,385.07
	Contribution to Provident and other funds	3,645.64	1,312.44	6,996.69	4,196.91	5,683.88
	Staff welfare expenses	185.82	240.28	465.00	661.39	940.53
	Employee stock compensation expense	2.83	5.55	9.44	15.06	23.97

		35,931.95	26,841.84	94,739.27	79,588.45	107,033.45

16.	Cost of software and hardware sold
	Opening inventory	88.94	308.03	111.12	431.43	431.43
	Add: Purchases	8.53	650.27	22.95	1,737.53	1,786.08
	Less: Pursuant to change in ownership interest in subsidiary	—	466.71	—	466.71	466.71
	Less: Closing inventory	66.27	129.48	66.27	129.48	111.12

		31.20	362.11	67.80	1,572.77	1,639.68

17.	Operating and Administration Expenses
	Rent	1,067.23	1,156.60	3,081.09	3,405.39	4,399.98
	Rates and taxes	189.76	124.47	283.12	372.34	471.60
	Insurance	448.41	285.51	1,137.76	581.66	873.54
	Travelling and conveyance	4,137.36	4,275.95	12,294.78	11,259.67	14,857.64
	Communication	1,028.35	2,587.78	3,318.91	8,317.87	9,199.81
	Printing and stationery	75.86	68.30	268.17	294.01	384.24
	Power and fuel	337.54	409.49	1,032.45	1,315.89	1,613.22
	Advertisment	52.15	79.82	327.17	324.37	400.50
	Marketing expenses	1,331.62	1,949.74	3,843.38	5,111.12	6,058.44
	Repairs and maintenance
	- Buildings	29.36	42.01	80.41	66.50	101.56
	- Machinery	270.44	225.84	636.18	586.52	783.81
	- Others	237.11	374.05	715.48	1,117.01	1,534.85
	Security services	42.06	28.63	112.35	129.16	157.08
	Legal and professional charges	1,871.63	1,884.47	5,011.73	4,190.07	6,056.29
	Provision for doubtful debts and advances	592.35	1,167.01	1,110.14	2,675.36	2,694.02
	Fixed assets sold and discarded (net)	18.68	14.16	102.10	89.77	71.33
	Directors’ sitting fees	0.45	0.65	1.15	1.85	2.20
	Auditors’ remuneration	23.85	38.91	56.25	140.77	152.12
	Donations and contributions	5.99	6.93	18.54	14.69	19.63
	Subscriptions	97.42	56.73	217.46	193.67	250.43
	Training and development	224.52	82.89	663.52	440.85	580.63
	Research and development	61.64	202.32	218.07	495.51	591.53
	Software charges	769.60	729.76	2,086.88	2,260.28	3,468.55
	Managerial Remuneration
	- Salaries	8.70	17.88	26.10	59.42	68.12
	- Commission	—	—	—	—	34.80
	- Contribution to P.F	1.04	1.60	3.13	5.12	6.16
	- Others	2.45	2.81	10.91	8.71	15.05
	Visa charges	485.43	150.53	1,565.71	422.64	704.75
	Miscellaneous expenses	486.61	612.62	1,554.63	1,552.98	2,039.78

		13,897.61	16,577.46	39,777.57	45,433.20	57,591.66

18.	Financial Expenses
	Interest on working capital loans	7.27	1.66	14.30	8.43	11.83
	Other finance charges	20.77	55.57	67.61	152.02	172.22

		28.04	57.23	81.91	160.45	184.05

Satyam Computer Services Limited

19. Notes to Accounts

a) List of domestic and foreign subsidiaries, Joint Ventures and Associates considered for consolidation:-

			Extent of Holding
		Country of	(%) as at December
Sl. No.	Name of the Subsidiary Company	Incorporation	31, 2003

	Subsidiaries :
1.	Satyam (Europe) Limited	UK	100.00
2.	Satyam Asia Pte Limited	Singapore	100.00
3.	Vision Compass Inc.,	USA	100.00
4.	Satyam Manufacturing Technologies Inc.,	USA	100.00
5.	Nipuna Services Limited	India	100.00
6.	Satyam Computer Services (Shanghai) Co. Ltd	China	100.00
	Associates :
7.	Sify Limited	India	32.08
	Joint Ventures :
8.	Satyam Venture Engineering Services Private Limited	India	50.00
9.	CA Satyam ASP Private Limited	India	50.00

The reporting date for all the above companies is March 31.

There is no change in the extent of holding in subsidiaries and joint ventures except Sify Limited where it changed from 37.15% to 32.08% since March 31, 2003.

b) Associate Stock Option Schemes

Stock Option Scheme of Satyam Computer Services

a)	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options)

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP”). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 65,00,000 equity shares of Rs. 2 each in Satyam Computer Services.

In turn, the Trust periodically grants eligible employees warrants to purchase equity shares held by or reserved for the issuance to the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held in May 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Service’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of Satyam Computer Services at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

Satyam Computer Services Limited

b)	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

Satyam Computer Services established a scheme “Associate Stock Option Plan – B” (ASOP - B) for which 41,727,140 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these warrants.

Accordingly, options (net of cancellations) for a total number of 16,955,144 equity shares of Rs. 2 each were outstanding as at December 31, 2003 (10,810,623 as at December 31, 2002 and 14,464,148 as at March 31, 2003).

Changes in number of options outstanding were as follows:

					Year ended
	Quarter ended December 31		Nine months ended December 31		March 31,
	(Unaudited)		(Unaudited)		(Audited)

Options	2003	2002	2003	2002	2003

At the beginning of the period	16,968,521	10,643,659	14,464,148	10,197,328	10,197,327
Granted	1,639,909	214,400	4,206,667	1,083,853	5,403,344
Forfeited	(513,866)	(46,636)	(572,744)	(468,558)	1,133,723
Exercised	(1,139,420)	(800)	(1,142,927)	(2,000)	2,800
At the end of the period	169,55,144	10,810,623	16,955,144	10,810,623	14,464,148

c)	Associate Stock Option Scheme (ADS)

Satyam Computer Services has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 2,574,665 ADSs are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP(ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP(ADS).

Accordingly, options (net of cancellation) for a total number of 1,178,491 ADS (1,210,425 as at December 31, 2002 and 1,263,275 as at March 31, 2003) representing 2,356,982 equity shares of Rs. 2 each were outstanding as at December 31, 2003 (2,420,850 as at December 31, 2002 and 2,526,550 as at March 31, 2003).

Changes in number of options outstanding were as follows:

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	(Unaudited)		(Unaudited)		(Audited)

Options	2003	2002	2003	2002	2003

At the beginning of the period	1,332,324	1,200,925	1,263,275	1,169,425	1,169,425
Granted	13,752	9,500	82,976	73,350	2,10,000
Forfeited	(64,025)	—	(64,200)	(32,350)	116,150
Exercised	(103,560)	—	(103,560)	—	—
At the end of the period	1,178,491	1,210,425	1,178,491	1,210,425	1,263,275

Satyam Computer Services Limited

Proforma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro-forma amounts of the Company’s net profit and earnings per share would have been as follows:

						Year ended
		Quarter ended December 31,		Nine months ended December 31,		March 31,
		(Unaudited)		(Unaudited)		(Audited)

	Particulars	2003	2002	2003	2002	2003

1.	Profit after Taxation and Minority Interest before Non-recurring/Extraordinary Items
	- As reported (Rs. in lakhs)	13,348.42	9,927.81	37,907.32	26,708.12	37,313.51
	- Pro forma (Rs. in lakhs)	10,348.00	7,343.00	29,775.81	19,309.22	28,015.00
2.	Earnings per share:
	Basic
	- No. of shares	315,110,135	314,541,457	314,732,714	314,540,598	314,541,056
	- EPS as reported	4.24	3.16	12.04	8.49	11.86
	- Pro forma EPS	3.28	2.33	9.45	6.14	8.91
	Diluted
	- No. of shares	318,183,807	315,291,457	317,708,799	315,285,571	315,389,885
	- EPS as reported	4.20	3.15	11.93	8.47	11.83
	- Pro forma EPS	3.25	2.33	9.37	6.12	8.88

The following assumptions were used for calculation of fair value of grants:

					Year ended
	Quarter ended December 31		Nine months ended December 31		March 31
	(Unaudited)		(Unaudited)		(Audited)

	2003	2002	2003	2002	2003

Dividend yield	0.61%	0.52%	0.61%	0.52%	0.86%
Expected volatility	69.00%	69.61%	69.00%	69.61%	69.00%
Risk-free interest rate	7.00%	10.73%	7.00%	10.73%	9.00%
Expected term	2.86 Years	3.66 Years	2.86 Years	3.66 Years	2.99 Years

(c)	Share application money pending allotment

Amount received from employees on exercise of stock option, pending allotment of shares is shown as share application money pending allotment.

(d)	Secured Loans

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

Satyam Computer Services Limited

(e)	Segment Reporting

Satyam has adopted AS 17, “Segment Reporting” issued by the Institute of Chartered Accountants of India, which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. Upto March 31, 2003 Satyam provided segmental disclosures based on three business groups: IT services, Internet services and products subsequent to March 31, 2003 executive management evaluates Satyam’s operating segments based on the following three-business groups:

•	IT Services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

•	Software Products, product development and creation of propriety software.

•	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

Satyam’s operating segment information for the quarter & nine months ended December 31, 2003 and 2002 are as follows:

Business Segment

	Rs. in Lakhs

Description	Quarter ended December 31, 2003 (Unaudited)

	IT Services	BPO	Software Products	Elimination	Consolidated Total

Revenue
Sales to external customers	66,578.97	184.46	—	—	66,763.43
Inter Segment Sales	6.82	164.59	—	(171.41)	—
Total Revenue	66,585.79	349.05	—	(171.41)	66,763.43
Segment result–Profit/(Loss)	14,566.09	(776.30)	(129.45)	—	13,660.34
Interest expense	25.60	2.44	—	—	28.04
Other income	2,844.32	13.18	0.17	—	2,857.67
Income taxes	2,791.93	0.55	—	—	2,792.47
Profit/(Loss) from ordinary activities	14,592.88	(766.10)	(129.28)	—	13,697.50
Losses in Associate Company	349.08	—	—	—	349.08
Profit/(Loss) after tax and Losses in Associate Company	14,243.80	(766.10)	(129.28)	—	13,348.42
Other Segment Information
Capital Expenditure	1,581.22	493.24	—	—	2,074.46
Depreciation and amortization (including impairment of goodwill)	2,911.17	51.56	17.78	—	2,980.51
Non-cash expenses other than depreciation	525.17	—	101.77	—	626.94

Satyam Computer Services Limited

	Rs. in Lakhs

	Quarter ended December 31, 2002 (Unaudited)

			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Revenue
Sales to external customers	57,959.09	—	157.94	—	58,117.03
Inter Segment Sales	53.59	—	—	(53.59)	—
Total Revenue	58,012.68	—	157.94	(53.59)	58,117.03
Segment result–Profit	10,021.08	—	37.23	—	10,058.31
Interest expense	57.23	—	—	—	57.23
Other income	372.72	—	(21.78)	—	350.94
Income taxes	1,135.35	—	—	—	1,135.35
Profit/(Loss) from ordinary activities	9201.22	—	15.45	—	9,216.67
Losses in Associate Company	270.90	—	—	—	270.90
Minority Interest	(982.04)	—	—	—	(982.04)
Profit/(Loss) after Minority Interest	9912.36	—	15.45	—	9927.81
Other Segment Information
Capital Expenditure	2,391.99	—	—	—	2,391.99
Depreciation and amortization (including impairment of goodwill)	4,210.75	—	9.29	—	4,220.04
Non-cash expenses other than depreciation	2,295.63	—	20.21	—	2,315.85

Business Segment

	Rs. in Lakhs

	Nine months ended December 31, 2003 (Unaudited)

			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Revenue
Sales to external customers	183,383.32	295.37	24.20	—	183,702.89
Inter Segment Sales	69.51	394.37	34.08	(497.96)	—
Total Revenue	183,452.83	689.74	58.28	(497.96)	183,702.89
Segment result–Profit/(Loss)	41,662.38	(1,283.60)	(77.61)	(326.55)	39,974.62
Interest expense	78.53	3.38	—	—	81.91
Other income	7,091.22	8.86	(21.29)	—	7,078.79
Income taxes	7,794.89	0.81	—	—	7,795.70
Profit/(Loss) from ordinary activities	40,880.18	(1,278.93)	(98.90)	(326.55)	39,175.80
Losses in Associate Company	1,268.48	—	—	—	1,268.48
Profit/(Loss) after Minority Interest	39,611.70	(1,278.93)	(98.90)	(326.55)	37,907.31
Other Segment Information
Capital Expenditure	5,061.59	621.61	—	—	5,683.20
Depreciation and amortization (including impairment of goodwill)	8,699.74	126.00	30.20	—	8,855.94
Non-cash expenses other than depreciation	6,121.29	—	116.98	—	6,238.27

Satyam Computer Services Limited

	Rs. in Lakhs

	Nine months ended December 31, 2002 (Unaudited)

			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Revenue
Sales to external customers	166,348.83	—	375.80		166,724.60
Inter Segment Sales	122.92	—		(122.92)
Total Revenue	166,471.75	—	375.80	(122.92)	166,724.60
Segment result–Profit/(Loss)	21,696.87	—	86.46	—	21,783.31
Interest expense	160.45	—	—	—	160.45
Other income	2,480.70	—	(1.75)	—	2,478.95
Income taxes	3,455.68	—	—	—	3,455.69
Profit/(Loss) from ordinary activities	20,561.40	—	84.71	—	20,646.11
Provision for diminution in value of investments	75.18	—	—	—	75.18
Losses in Associate Company	270.90		—	—	270.90
Minority Interest	(6332.91)	—	—	—	(6332.91)
Profit/(Loss) after Minority Interest	26548.23	—	84.71	—	26,632.94
Other Segment Information
Capital Expenditure	5,078.21	—	21.54	—	5,099.75
Depreciation and amortization (including impairment of goodwill)	14689.48	—	33.18	—	14722.66
Non-cash expenses other than depreciation	9411.41	—	20.21	—	9431.62

	Rs. in Lakhs

	Year ended March 31, 2003 (Audited)

			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Revenue
Sales to external customers	221,774.89	—	420.92	—	222,195.81
Inter Segment Sales		—	122.92	(122.92)	—
Total Revenue	221,774.89	—	543.84	(122.92)	222,195.81
Segment result–Profit	34,165.14	—	117.27	—	34,282.41
Interest expense	184.05	—	—	—	184.05
Other income	4,031.52	—	(73.37)	—	3,958.15
Income taxes	6,176.23	—	—	—	6,176.23
Profit from ordinary activities	31,836.38	—	43.90	—	31,880.28
Losses in Associate Company	(892.17)	—	—	—	(892.17)
Provision for investments advances	(2,608.70)	—	—	—	(2,608.70)
Minority Interest	6325.40	—	—	—	6,325.40
Profit after Minority Interest	34,660.91	—	43.90	—	34,704.81
Other Segment Information
Capital Expenditure	7,758.29	—	1.34	—	7,759.63
Depreciation and amortization (including impairment of goodwill)	17,928.60	—	40.81	—	17,969.41
Non-cash expenses other than depreciation	14,911.78	—	17.38	—	14,929.16

Satyam Computer Services Limited

Particulars of Segment Assets and Liabilities

	Rs. in Lakhs

	As at December 31, 2003 (Unaudited)

			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Segment Assets	125,357.56	3,356.68	200.11	(7,141.07)	121,773.28
Investments	19,279.41	603.00	—	(10,820.71)	9,061.69
Bank Deposits	149,153.38	224.10	—	—	149,377.48
Other Assets	7,905.93	—	—	—	7,905.93
Total Assets	301,696.28	4,183.77	200.11	(17,961.78)	288,118.39
Segment Liabilities	24,964.40	118.69	3,655.25	(7,141.07)	21,597.27
Other Liabilities	5,266.11	21.85	—	—	5,287.96
Total Liabilities	30,230.51	140.54	3,655.25	(7,141.07)	26,885.23

Particulars of Segment Assets and Liabilities

	Rs. in Lakhs

	As at December 31, 2002 (Unaudited)

			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Segment Assets	110,245.71	—	404.77	(3,618.28)	107,032.20
Investments	21,755.45	—		(8,993.91)	12,761.54
Bank Deposits	127,477.03	—	—	—	127,477.03
Other Assets	604.35	—	—	—	604.35
Total Assets	260,082.54	—	404.77	(12,612.19)	247,875.12
Segment Liabilities	25,408.25	—	135.51	(3,618.28)	21,925.48
Other Liabilities	6,367.59	—	—		6,367.59
Minority Interest	84.00	—			84.00
Total Liabilities	31,859.84		135.51	(3,618.28)	28,377.07

Geographic Segment

Revenue attributable to location of customers is as follows:

	Rs. in Lakhs

	Revenue from external customers

					Year ended
	Quarter ended December 31		Nine months ended December 31		March 31
Geographic location	(Unaudited)		(Unaudited)		(Audited)

	2003	2002	2003	2002	2003

North America	49,142.63	41,824.00	137,923.21	118,059.08	162,431.92
Europe	9,374.60	6,549.92	24,196.39	19,234.81	25,123.49
Japan	1,136.97	1,302.01	3,711.87	3,404.40	4,901.97
India	1,557.72	4,557.43	4,701.31	14,887.18	14,630.44
Rest of the World	5,551.51	3,883.67	13,170.11	11,139.16	15,107.99
Total	66,763.43	58,117.03	183,702.89	166,724.63	222,195.81

Satyam Computer Services Limited

Segment assets based on their location are as follows:

	Rs. in Lakhs

	Segment Assets

	As at December 31		As at March 31
Geographic location	(Unaudited)		(Audited)

	2003	2002	2003

North America	61,705.13	46,706.83	39,645.75
Europe	11,148.11	9,230.04	6,998.54
Japan	1,925.25	1,686.78	1,650.43
India	39,515.03	43,999.35	61,656.88
Rest of the World	7,479.76	5,409.20	5,149.14
Total	121,773.28	107,032.20	115,100.74

Segment assets based on their location are as follows (continued):

	Rs. in Lakhs

	Addition to fixed assets

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31
Geographic location	(Unaudited)		(Unaudited)		(Audited)

	2003	2002	2003	2002	2003

North America	46.24	105.19	254.94	269.23	312.86
Europe	1.21	6.52	19.28	59.93	61.52
Japan	—	98.29	5.23	108.03	109.80
India	2,004.50	2,161.70	5,130.10	4,599.33	7,078.95
Rest of the World	22.51	20.29	273.65	63.23	196.50
Total	2,074.46	2,391.99	5,683.20	5,099.75	7,759.63

(f)	Related Party Transactions:

Satyam computer services had transactions with the following related parties:

Associates: Sify Limited

Others: Satyam Associates Trust

Directors and Key Management Personnel: B. Ramalinga Raju, B. Rama Raju, Anil Kekre, Abraham Joseph, A.S. Murthy, Mohan Eddy, G.B. Prabhat, K. Kalyan Rao, Ram Mynampati, Thiagarajan K, D. Subramaniam, V. Srinivas and G. Jayaraman.

Satyam Computer Services Limited

Summary of the transactions and balances with the above related parties is as follows:

Transactions:

	Rs. in Lakhs

	Quarter ended December 31		Nine months ended December 31		Year ended

	2003	2002	2003	2002	March 31, 2003

Associates
Outsourcing	185.00	—	488.40	—	191.37
Fixed Assets	22.69	—	27.10	—	3.09
Investments	—	—	—	299.22	—
Interest Earned	—	—	—	40.71	—
Other Services	4.63	8.75	9.64	8.75	11.17
Others
Advances	—	104.00	—	104.00	104.00

Balances:

	Rs. in Lakhs

	As at December 31		Year ended

	2003	2002	March 31, 2003

Associates
Accounts Receivable	14.83	161.40	13.67
Payables	35.43	84.46	68.10
Investments	2,203.57	2,400.63	10,538.64
Advances	—	—	70.05
Others
Advances and Share application money	—	104.00	104.00

Transactions with Directors and Key Managerial Personnel

	Rs. in Lakhs

	Transactions

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
Nature of Transactions	(Unaudited)		(Unaudited)		(Audited)

	2003	2002	2003	2002	2003

Remuneration payable to Directors	12.19	12.55	40.14	37.94	88.83
Remuneration payable to Key Management Personnel	156.05	151.02	471.79	430.16	722.66

Satyam Computer Services Limited

	Rs. in Lakhs

	Balances

	As at December 31,		As at March 31,
	(Unaudited)		(Audited)

Nature of Transactions	2003	2002	2003

Remuneration to Directors	—	—	22.62
Remuneration to Key Management Personnel	7.64	—	9.97

i.	Loans and Advances due from the Key Management Personnel of Satyam are disclosed under Schedule No. 11 of the consolidated financial statements.

ii.	Options granted and outstanding to the Key Management Personnel 1,748,240 {Includes 367,700 options granted under ASOP ADS} (1,318,900 {Includes 138,000 options granted under ASOP ADS} as at December 31, 2002 and 2,093,040 {Includes 426,000 options granted under ASOP ADS} as at March 31, 2003

(g)	Obligation on long term non-cancelable operating leases

Satyam has entered into operating lease agreements for its development centres at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

	Rs. in Lakhs

	Nine months ended		Year ended
	December 31,		March 31,
	(Unaudited)		(Audited)

	2003	2002	2003

Lease rentals (Refer Schedule 17)	3,081.09	3,405.39	4,399.98

Obligations on non-cancelable leases
Not later than one year	845.35	934.46	909.81
Later than one year and not later than five years	1,831.12	2,476.00	2,268.59
Later than five years	412.08	387.65	344.78
Total	3,085.55	3,798.11	3,523.18

Satyam Computer Services Limited

(h)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

		Quarter ended		Nine months ended		Year ended
		December 31,		December 31,		March 31,
		(Unaudited)		(Unaudited)		(Audited)

S. No	Particulars	2003	2002	2003	2002	2003

Basic
1.	Opening no. of shares	314,546,307	314,541,200	314,542,800	314,540,000	314,540,000
2.	Total Shares outstanding	315,110,135	314,541,457	314,732,714	314,540,598	314,541,056
3.	Profit after Taxation, Minority Interest and Before Extraordinary items (Rs. in lakhs)	13,348.42	9,927.81	37,907.32	26,708.12	37,313.51
4.	Profit after Taxation, Minority Interest and Non-recurring/Extraordinary items (Rs. in lakhs)	13,348.42	9,927.81	37,907.32	26,632.94	34,704.81
5.	EPS before Non-recurring/Extraordinary items and after Minority Interest	4.24	3.16	12.04	8.49	11.86
6.	EPS after Non-recurring/Extraordinary items and Minority Interest	4.24	3.16	12.04	8.47	11.03
Diluted
7.	Stock options outstanding	3,073,672	750,000	2,976,085	744,973	848,829
8.	Total shares outstanding (including dilution)	318,183,807	315,291,457	317,708,799	315,285,571	315,389,885
9.	EPS before Non-recurring/Extraordinary items and Minority Interest	4.20	3.15	11.93	8.47	11.83
10.	EPS after Non-recurring/Extraordinary items and Minority Interest	4.20	3.15	11.93	8.45	11.00

Satyam Computer Services Limited

(i)	The aggregate amounts of the assets, liabilities, income and expenses related to Satyam’s share in joint venture companies that are consolidated and included in these financial statements as at December 31, 2003, is as follows:

	Rs. in Lakhs

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	(Unaudited)		(Unaudited)		(Audited)

Description	2003	2002	2003	2002	2003

Income from Sales and Services	649.80	542.39	1,827.44	1,534.62	2,360.75
Other Income	(4.80)	(3.82)	(19.72)	(11.16)	(10.48)
Total	645.00	538.57	1,807.72	1,523.46	2,350.27

Personnel expenses	419.50	296.34	1,261.05	819.81	1,410.55
Other expenses	177.51	273.03	579.83	689.79	893.40
Interest	7.27	5.90	21.16	9.90	14.51
Depreciation	46.15	49.64	137.09	120.32	156.52
Total	650.44	624.92	1,999.13	1,639.81	2,474.98

Net Profit	(5.44)	(86.35)	(191.41)	(116.35)	(124.71)

Secured Loans			132.90	178.88	88.00
Fixed Assets			200.35	291.70	282.93
Inventories			66.27	129.48	111.12
Sundry Debtors			712.60	708.79	770.90
Cash and Bank Balances			167.17	443.84	310.55
Loans and Advances			540.52	130.30	170.97
Current Liabilities			679.85	702.18	542.84
Provisions			30.69	7.68	9.07

(j)	Commitments and Contingencies

i.	Funding and Warrant commitments — Nipuna

On October 16, 2003,Olympus Capital Holding Asia (Olympus Capital) and Intel Capital Corporation (Intel Capital) , hereinafter referred to as “Investors”, subscribed to 50 equity shares each, of Nipuna Services Limited (wholly owned subsidiary ), hereinafter referred to as “Nipuna”, at par value of Rs. 10 each and 45,669,963 0.05% Convertible Redeemable Preference Shares at par value of Rs. 10 per share in exchange for an aggregate consideration of US$10 million. The Investors would subscribe to further Convertible Redeemable Cumulative Preference Shares in the second phase, which is expected to close by January 2004, to make the total investment amounting to US$20 million. The company has guaranteed payment of all sums payable by Nipuna to the Investors on redemption of the Preference Shares.

Further the Company is required to subscribe to Convertible Debentures amounting to US$ 20 million, if Nipuna fails to raise at least US$ 20 million in a qualified financing during the period beginning on the follow on closing date (on subscription of total investment amounting to US$ 20 million by the Investors) and ending on the earlier of March 31, 2004 and the contingency date (i.e. 30 days after the date, that the unrestricted cash of Nipuna does not exceed US$ 3 million).

ii.	Bank Guarantees outstanding Rs. 2,062.61 Lakhs (Rs.1,455.49 Lakhs as at December 31, 2002 and Rs.1,664.92 Lakhs as at March 31, 2003).

iii.	Contracts pending execution on capital accounts, net of advances, Rs. 1,776.20 Lakhs (Rs 1,307.98 Lakhs as at December 31, 2002 and Rs.2,110.70 Lakhs as at March 31, 2003).

iv.	Forward Contracts outstanding Rs 21,417.90 Lakhs (Equivalent US$ 47,000,000) (Nil as at December 31, 2002 and Rs.1,449.88 lakhs (Equivalent US$ 4,000,000) Lakhs as at March 31, 2003).

Satyam Computer Services Limited

(k)	Dividends

Dividends payable to equity shareholders are based on the net profit available for distribution as reported by Satyam Computer Services in its separate financial statements prepared in accordance with Indian GAAP. The net profit in accordance with the consolidated financial statements may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. The net profit available for distribution to equity shareholders was Rs. 14,586.77 Lakhs, Rs. 11,673.78 Lakhs, Rs. 41,494.83 Lakhs, Rs. 34,333.84 Lakhs and Rs. 30,742.23 Lakhs for the quarter ended December 31, 2003, 2002, Nine months ended December 31, 2003, 2002 and year ended March 31, 2003 respectively.

(l)	Reclassification

Figures for the corresponding period wherever necessary have been regrouped, recast, and rearranged to conform to those of the current period.

Satyam Computer Services Limited
Consolidated Cash Flow Statement for the quarter and nine months ended December 31, 2003

		Rs. in Lakhs

		Quarter	Quarter	Nine Months	Nine Months
		Ended	Ended	Ended	Ended	Year Ended
		31.12.2003	31.12.2002	31.12.2003	31.12.2002	31.03.2003
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

A.	Cash Flows from Operating Activities
	Net profit before Interest and Tax	14,098.81	9,617.98	40,210.93	22,172.74	34,211.49
	Depreciation and Amortization (including impairment of goodwill)	2,980.54	4,220.04	8,855.96	14,722.66	17,969.41
	Loss on sale of Fixed Assets	18.68	14.16	102.10	89.77	71.33
	Loss/(Profit) on sale of Long term Investments	—	—	(1,168.19)	(1,833.55)	(1,833.55)
	Provision for decrease in value of investments	—	—		3,161.13	3,361.13
	(Increase)/Decrease in Inventories	22.67	(288.16)	44.85	(168.80)	(42.21)
	(Increase)/Decrease in Sundry Debtors	(3,103.07)	1,926.38	(6,572.92)	(2,188.07)	(5,062.02)
	(Increase)/Decrease in Loans and Advances	(263.80)	311.03	(1,100.58)	(6,279.39)	(8,002.30)
	Increase/(Decrease) in Current Liabilities and Other Provisions	368.92	415.61	2,981.66	8,520.87	8,133.11
	Income Taxes Paid	(1,498.11)	(596.42)	(11,261.16)	(3,650.83)	(2,245.90)
	Exchange differences on translation of foreign currency cash and cash equivalents	(305.18)	573.90	787.72	1,552.37	1,568.15

	Net Cash Flow from Operating Activities	12,319.46	16,194.52	32,880.37	36,098.90	48,128.64

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(2,074.52)	(2,391.99)	(5,683.26)	(5,099.75)	(6,213.38)
	Purchase of Long Term Investments	—	—	(0.06)	(272.61)	(6,673.93)
	Purchase of Current Investments	—	—		—	(1,050.00)
	Proceeds from liquidation/sale of Long term Investment	—	—	2,002.13	1,939.80	1,939.80
	Proceeds from sale of Fixed Assets	6.25	20.37	46.53	168.83	171.56
	Long term deposits with scheduled banks	(0.00)	(65,715.87)	(20,891.25)	(65,715.87)	(123,254.27)
	Interest Income Received	534.14	250.39	1,478.85	720.36	1,243.10
	Proceeds from sale of Current Investments	3.40	4.38	6.67	4.38	1,050.59
	Interest on ADS Deposits	0.72	198.24	13.99	556.48	576.24

	Net Cash used for Investing Activities	(1,530.01)	(67,634.48)	(23,026.40)	(67,698.38)	(132,210.29)

C.	Cash Flows from Financing Activities
	Proceeds from issue of Share Capital	7,532.42	1.37	7,544.67	3.45	5.00
	Receipt of Share Application money pending allotment	104.75	—	104.75	—	—
	Proceeds from Secured Loans	70.07	184.88	877.31	527.72	591.27
	Proceeds from Unsecured Loans					1,663.90
	Repayment of Secured Loans	(362.47)	(114.53)	(800.04)	(268.51)	(470.01)
	Repayment of Unsecured Loan	(228.90)		(1,188.50)	—	(475.40)
	Financial Expenses Paid	(28.03)	(45.70)	(81.91)	(144.42)	(190.50)
	Dividends Paid	(4,263.40)	(2,516.32)	(12,069.97)	(5,032.64)	(4,689.96)

	Net Cash Flow from Financing Activities	2,824.44	(2,490.30)	(5,613.69)	(4,914.40)	(3,565.70)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	305.19	(573.90)	(787.72)	(1,552.37)	(1,568.15)
	Net Increase in Cash and Cash equivalents during the year	13,919.08	(54,504.16)	3,452.56	(38,066.25)	(89,215.50)
	Cash and Cash equivalents at the beginning of the period	19,865.60	131,362.05	30,332.12	114,924.13	119,547.62

	Cash and Cash equivalents at the end of the year	33,784.68	76,857.89	33,784.68	76,857.88	30,332.12

	Supplementary Information
	Cash and Cash equivalents at the end of the period	177,327.21	142,473.75	177,327.21	142,473.75	153,486.39
	Add: Current Investments in Mutual Funds considered as cash equivalents	602.99	100.00	603.00	100.00	100.00
	Less: Long Term Deposits with Scheduled Banks considered as Investments	(144,145.52)	(65,715.87)	(144,145.52)	(65,715.87)	(123,254.27)

	Balance considered for Cash Flow Statement	33,784.68	76,857.88	33,784.68	76,857.88	30,332.12